UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July 2006

Commission File Number 001-16429

ABB Ltd

(Translation of registrant’s name into English)

P.O. Box 1831, Affolternstrasse 44, CH-8050, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indication by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-          .

This Form 6-K consists of the following:

1.               Announcements regarding transactions in ABB’s registered shares, par value CHF 2.50 per share, and securities convertible or exchangeable into registered shares, made by the directors or members of the Executive Committee of ABB Ltd since ABB’s publication of its results for the previous quarter; and

2.               Press release issued by ABB Ltd dated July 27, 2006.

The information provided by Item 2 above and on pages 4 through 17, inclusive, of this Form 6-K is deemed filed for all purposes under the Securities Exchange Act of 1934, including by reference in the Registration Statement on Form S-8 (Registration No. 333-129271).

ABB Ltd announces that the following members of the Executive Committee or Board of Directors of ABB have purchased ABB’s registered shares, in the following amounts:

Name and Position	Date	Number of shares purchased	Price per share
Veli-Matti Reinikkala Head of the Process Automation division and member of the Executive Committee	May 24, 2006	2,000	$12.20
Jürgen Dormann Chairman of the Board of Directors	June 13, 2006	8,600	CHF 12.80
Michel Demaré Chief Financial Officer and member of the Executive Committee	June 14, 2006	2,000	CHF 13.05

Members of the Board of Directors receive at least 50 percent (and may elect to receive a higher ratio) of their net compensation (i.e., after deduction of social security costs and withholding tax, where applicable) in ABB’ registered shares, which they are entitled to receive at a discount of 10 percent of the average share trading price during a 30-day reference period.   ABB Ltd announces that on July 6, 2006 the following members of the Board of Directors of ABB have been granted ABB’s registered shares, in the following amounts:

Name and Position	Number of shares granted	Price per share	Value of grant
Jürgen Dormann Chairman of the Board of Directors	16,414	CHF 16	CHF 262,624
Roger Agnelli Member of the Board of Directors	6,431	CHF 16	CHF 102,896
Louis R. Hughes Member of the Board of Directors	3,125	CHF 16	CHF 51,440
Hans Ulrich Märki Member of the Board of Directors	9,799	CHF 16	CHF 156,784
Michel de Rosen Member of the Board of Directors	3,215	CHF 16	CHF 51,440
Michael Treschow Member of the Board of Directors	2,976	CHF 16	CHF 47,616
Bernd W. Voss Member of the Board of Directors	7,215	CHF 16	CHF 115,440
Jacob Wallenberg Member of the Board of Directors	3,215	CHF 16	CHF 51,440

Press Release	ABB

ABB Q2 orders and profit rise sharply

•      Strong order development continues across most divisions and regions

•      EBIT margin at 10.7 percent on EBIT of $640 million

•      $367 million net income, cash flow from operations at $337 million

Zurich, Switzerland, July 27, 2006 - ABB today reported a sharp increase in orders and profitability for the second quarter of 2006. Earnings before interest and taxes (EBIT) increased to $640 million from $371 million in the same quarter a year ago, reflecting good growth in the two product divisions, and yielding an EBIT margin of 10.7 percent.

Net income increased to $367 million from $126 million in the same quarter in 2005, and cash flow from operating activities amounted to $337 million, an increase of $169 million compared to the same quarter in 2005.

“We continued to deliver strong results in the second quarter,” said Fred Kindle, ABB President and CEO. “We are clearly benefiting from the strong global demand for improved power infrastructure and increased industrial efficiency. On top of that, our efforts to further improve our business performance continue to payoff and we look forward to a solid second half.”

2006 Q2 key figures

	Q2 06	Q2 05 [1]	Change
$ millions unless otherwise indicated			US$	Local
Orders	7,279	6,129	19%	18%
Revenues	6,001	5,696	5%	5%
EBIT	640	371	73%
EBIT margin (%)	10.7%	6.5%
Net income	367	126
Net margin (%)	6.1%	2.2%
Basic and diluted net income per share ($)	0.17	0.06
Cash flow from operating activities	337	168

  1 Adjusted to reflect the reclassification of activities to Discontinued operations

Summary of results

Group orders received increased 19 percent (local currencies: 18 percent) compared to the same quarter in 2005. Continuing demand growth in ABB’s power and automation markets resulted in strong order increases in most divisions and regions - notably a 28-percent increase in Europe (local currencies: 25 percent). Large orders (more than $15 million) made up 13 percent of total orders in the quarter compared to 7 percent in the same quarter a year earlier.

Revenues in the second quarter grew 5 percent (local currencies: 5 percent) versus the year-earlier period. The high proportion of large projects in the order backlog, for which order execution and therefore revenue recognition may extend over several quarters, accounted for most of the difference between order and revenue growth. The order backlog at the end of June 2006 amounted to $15,671 million, an increase of 23 percent (local currencies: 19 percent) compared to the year before.

Press Release	ABB

The higher EBIT and EBIT margin resulted primarily from higher revenues in the Power Products and Automation Products divisions, as well as improved project quality and execution in the Power Systems and Process Automation divisions. The year-on-year

EBIT comparison also reflects the $66 million EBIT reduction in the 2005 period related to the transformer consolidation program.

ABB continued to strengthen its financial position in the second quarter of 2006 following the settlement of ABB’s Combustion Engineering asbestos liabilities and two capital markets transactions (see Appendix I). Gearing at the end of the quarter was 36 percent compared to 50 percent at the end of the previous quarter, with a net cash position of $302 million compared to net debt of $427 million at the end of the first quarter of 2006.

Cash flow from operating activities was $337 million, an improvement of $169 million versus the second quarter of 2005. Cash flow from financing activities included the payment in May 2006 of a shareholders’ dividend of $203 million for fiscal year 2005.

Finance net1 amounted to negative $64 million in the second quarter and included net charges of $43 million associated with the conversion of the company’s previously outstanding $968-million, 4.625-percent convertible bonds, due in May 2007. This amount will be offset by a corresponding reduction in interest payments during the remainder of 2006. Included in the prior year amount were charges of approximately $40 million for non-asbestos-related litigation issues from the late 1990s.

1                      Finance net is the difference between interest and dividend income and interest and other finance expense.

The effective tax rate in the quarter was 30 percent compared to 37 percent in the same quarter in 2005, primarily the result of earnings increases in lower taxed countries.

Divisional performance Q2 2006

Power Products division

2006 Q2 key figures

	Q2 06	Q2 05	Change
$ millions unless otherwise indicated			US$	Local
Orders	2,438	1,900	28%	27%
Revenues	1,848	1,589	16%	15%
EBIT	244	111	120%
EBIT margin (%)	13.2%	7.0%
Cash flow from operating activities	160	94

Orders improved in the second quarter in all businesses and regions, primarily on the strength of higher base orders. Investments continued by utility customers in western Europe to refurbish existing power infrastructure. In Asia and the Middle East, customer investments continued to support robust economic growth. As a result, orders in Europe, Asia and the Middle East rose at a double-digit pace. Orders in the Americas were modestly higher as continuing demand in the U.S. to replace aging equipment and meet increasing load requirements was dampened by lower order intake in Latin America, primarily Brazil.

Press Release	ABB

Revenues were up in all businesses compared to the same quarter in 2005, reflecting both volume growth and higher prices to compensate for increased raw materials costs, primarily in the transformers business. EBIT more than doubled compared to the second quarter of last year. In addition to the positive impact of higher volumes, operational improvements and higher capacity utilization, the EBIT and EBIT margin comparisons reflect the $66 million EBIT reduction in the year-earlier period related to the transformer consolidation program announced in June 2005. Costs for the program in the second quarter of 2006 amounted to $3 million.

Power Products division

2006 Q2 key figures

	Q2 06	Q2 05	Change
$ millions unless otherwise indicated			US$	Local
Orders	1,388	1,167	19%	18%
Revenues	1,031	999	35	4%
EBIT	62	26	138%
EBIT margin (%)	6.0%	2.6%
Cash flow from/(used in) operating activities	31	(4)

Orders increased in the second quarter of 2006 across all businesses, primarily due to a sharp increase in large orders. Orders grew strongest in Europe, as utilities in western Europe upgraded infrastructure, including power plants and substations, to increase system efficiency and offset higher energy prices. Investments in regional grid connections, such as a large order in Italy for an underwater power transmission link, also drove order growth. Orders in the Middle East and Africa grew, fueled mainly by the ongoing need for new power infrastructure. In Asia, orders were flat (higher in local currencies) as higher orders in India were partly offset by decreases in several other countries, including China. Orders decreased in the Americas as continued growth in North America was more than offset by a decrease in Latin America.

Revenues increased versus the same quarter in 2005 but at a slower pace than orders, reflecting the timing of revenues recorded from large projects in the order backlog. EBIT and EBIT margin increased significantly, primarily due to improved project selection and execution, and higher capacity utilization.

Automation Products division

2006 Q2 key figures

	Q2 06	Q2 05	Change
$ millions unless otherwise indicated			US$	Local
Orders	1,957	1,614	21%	21%
Revenues	1,684	1,508	12%	11%
EBIT	262	202	30%
EBIT margin (%)	15.6%	13.4%
Cash flow from operating activities	222	100

Markets continued to develop favorably in the second quarter of 2006, driving higher orders received in all businesses and regions. Orders grew strongest in the power electronics, machines, drives and motors businesses. Regionally, orders were up in both eastern and western Europe. Orders grew in the Middle East and Africa, driven primarily by demand from the oil and gas sector. Orders from Asia were higher, led by India and China, and were up in the Americas, with growth continuing across most sectors in North America, particularly the U.S.

Revenues increased compared to the same quarter in 2005 due to higher volumes and price increases covering higher raw materials costs. Revenue growth and high levels of capacity utilization were the primary drivers of a 30-percent increase in EBIT and a higher EBIT margin versus the second quarter of

Press Release	ABB

2005. EBIT also included a $34-million gain on the sale of real estate but it was offset by charges for downsizing operations in Europe and other operational measures.

Process Automation division

2006 Q2 key figures

	Q2 06	Q2 05	Change
$ millions unless otherwise indicated			US$	Local
Orders	1,682	1,252	34%	32%
Revenues	1,300	1,316	(1%)	(1%)
EBIT	120	104	15%
EBIT margin (%)	9.2%	7.9%
Cash flow from operating activities	178	75

Demand for automation solutions, both base and large orders, continued to grow strongly across all sectors and most regions, driven mainly by the need for greater industrial efficiency in the face of high oil prices. The strongest growth was recorded in the marine, oil and gas, chemical and pharmaceutical, and pulp and paper businesses. Regionally, orders increased in Europe, the Americas and Asia, but were slightly lower in the Middle East and Africa compared to the same quarter the year before.

Revenues in the quarter were flat versus the second quarter of 2005 despite the very strong order increase, reflecting the timing of revenue recognition on project and system orders. Ongoing operational improvements and tighter execution of large projects resulted in a 15-percent increase in EBIT compared to the same quarter a year earlier despite the flat revenue development.

Robotics division

2006 Q2 key figures

	Q2 06	Q2 05	Change
$ millions unless otherwise indicated			US$	Local
Orders	268	512	(48%)	(48%)
Revenues	332	423	(22%)	(21%)
EBIT	7	27	(74%)
EBIT margin (%)	2.1%	6.4%
Cash flow from operating activities	43	10

Orders decreased significantly in the second quarter as weak demand continued in the automotive market, which accounts for 75-80 percent of the division’s business. Orders grew in the non-automotive general industry sectors, such as packaging, consumer electronics and food. Orders were lower in all regions.

Revenues were also lower compared to the same quarter in 2005, reflecting the decreased order backlog. The division continued implementing a series of operational measures announced in the first quarter of 2006 and, as a result, recorded related additional costs as well as reserves for a loss order in the systems business. As a result, EBIT and EBIT margin were sharply lower than in the same quarter of 2005. The company expects these measures to continue to impact the division’s performance for the full year.

Non-core activities and Corporate

Non-core activities in the second quarter generated EBIT of $17 million versus an EBIT loss of $7 million in the same quarter in 2005. Headquarters and stewardship costs decreased to $72 million compared to

Press Release	ABB

$92 million in the second quarter of 2005 as cost reductions continued at both the local and Zurich head offices.

Asbestos

ABB’s Plan of Reorganization for Combustion Engineering (CE), an ABB subsidiary in the U.S., was confirmed by the U.S. District Court for Delaware on March 1, 2006 and made effective on April 21, 2006. Further details on the impact of this step on ABB’s consolidated financial statements can be found in Appendix I.

On April 21, 2006, ABB also filed a separate asbestos-related pre-packaged Plan of Reorganization for another U.S. subsidiary, ABB Lummus Global Inc., with a U.S. Bankruptcy Court. The Lummus Plan was confirmed by the Bankruptcy Court on June 29 and subsequently affirmed by the District Court on July 21,2006. Assuming there are no appeals, the Lummus Plan should become final by the end of August 2006.

Outlook for the remainder of 2006

ABB’s outlook for the remainder of 2006 remains positive. Demand for power transmission and distribution infrastructure is expected to continue growing in Asia and the Middle East. Equipment replacement and improved network efficiency and reliability are forecast to be the key drivers of higher demand in Europe and North America.

The company expects automation-related industrial investments to continue in most sectors, notably metals and minerals, marine and oil and gas. Overall, automation-related demand growth is expected to be strongest in Asia and the Americas over the rest of the year, with more modest growth in Europe.

While ABB’s overall market environment is currently very favorable, business risks include the impact of price volatility for oil and other commodities on the global economy and the potential for further political instability in the Middle East.

Press Release	ABB

More information

The 2006 Q2 results press release and presentation slides are available from July 27, 2006 on the ABB News Center at www.abb.com/news and on the Investor Relations homepage at www.abb.com/investorrelations.

ABB will host a media call today starting at 10:00 a.m. Central European Time (CET). U.K. callers should dial +4420 71070611; from Sweden, +46 8 5069 2105; from the U.S. and Canada +1 (1) 866 291 4166; and from the rest of Europe, +41 91 610 56 00. Lines will be open 15 minutes before the start of the conference. Audio playback of the call will start one hour after the call ends and will be available for 72 hours: Playback numbers: +44 20 7108 6233 (U.K.), +41 91 612 4330 (rest of Europe) or +1 8664162558 (U.S./Canada). The code is 561, followed by the # key.

A conference call for analysts and investors is scheduled to begin today at 2:00 p.m. CET (8:00 a.m. EDT). Callers should dial +1 412 858 4600 (from the U.S./Canada) or +41 91 610 56 00 (Europe and the rest of the world). Callers are requested to phone in 10 minutes before the start of the call. The audio playback of the call will start one hour after the end of the call and be available for 96 hours. Playback numbers: +1 8664162558 (U.S./Canada) or +41 91 6124330 (Europe and the rest of the world). The code is 494, followed by the # key.

Investor calendar 2006

Q3 2006 results	October 26, 2006

ABB (www.abb.com) is a leader in power and automation technologies that enable utility and industry customers to improve performance while lowering environmental impact. The ABB Group of companies operates in around 100 countries and employs about 107,000 people.

Zurich, July 27,2006

Fred Kindle, CEO

Important notice about forward-looking information

This press release includes forward-looking information and statements including the section entitled “Outlook for the remainder of 2006,” as well as other statements concerning the outlook for our business. These statements are based on current expectations, estimates and projections about the factors that may affect our future performance, including global economic conditions, the economic conditions of the regions and industries that are major markets for ABB Ltd. These expectations, estimates and projections are generally identifiable by statements containing words such as “expects,” “believes,” “estimates,” “targets,” “plans” or similar expressions. However, there are many risks and uncertainties, many of which are beyond our control, that could cause our actual results to differ materially from the forward-looking information and statements made in this press release and which could affect our ability to achieve any or all of our stated targets. The important factors that could cause such differences include, among others, the amount of revenues we are able to generate from backlog and orders received, raw materials prices, market acceptance of new products and services, changes in governmental regulations and costs associated with compliance activities, interest rates, fluctuations in currency exchange rates and such other factors as may be discussed from time to time in ABB Ltd’s filings with the U.S. Securities and Exchange Commission, including its Annual Reports on Form 20-F. Although ABB Ltd believes that its expectations reflected in any such forward-looking statement are based upon reasonable assumptions, it can give no assurance that those expectations will be achieved.

For more information please contact:
Media Relations:	Investor Relations:	ABB Ltd
Thomas Schmidt, Wolfram Eberhardt	Switzerland: Tel. +41 43 317 7111	Affolternstrasse 44
(Zurich, Switzerland)	Sweden: Tel. +46 21 325 719	CH-8050 Zurich, Switzerland
Tel: +41 43 317 6568	USA: Tel. +1 203 750 7743
Fax: +41 43 317 7958	Investor.relations@ch.abb.com
Media.relations@ch.abb.com

Press Release	ABB

ABB second quarter (Q2) and first half (H1) 2006 key figures

		Q2 06	Q2 05	Change		H1 06	H1 05	Change
				US$	Local			US$	Local
Orders	Group	7,279	6,129	19%	18%	14,369	12,295	17%	19%
	Power Products	2,438	1,900	28%	27%	4,773	3,704	29%	30%
	Power Systems	1,388	1,167	19%	18%	2,694	2,141	26%	29%
	Automation Products	1,957	1,614	21%	21%	3,901	3,219	21%	25%
	Process Automation	1,682	1,252	34%	32%	3,341	2,851	17%	20%
	Robotics	268	512	(48%)	(48%)	594	918	(35%)	(34%)
	Non-core activities	477	362	32%	30%	781	728	7%	10%
	Corporate (consolidation)	(931)	(678)			(1,715)	(1,266)
Revenues	Group	6,001	5,696	5%	5%	11,421	10,756	6%	9%
	Power Products	1,848	1,589	16%	15%	3,336	2,968	12%	14%
	Power Systems	1,031	999	3%	4%	2,043	1,885	8%	11%
	Automation Products	1,684	1,508	12%	11%	3,214	2,904	11%	14%
	Process Automation	1,300	1,316	(1%)	(1%)	2,535	2,473	3%	5%
	Robotics	332	423	(22%)	21%	665	773	(14%)	(11%)
	Non-core activities	432	489	(12%)	12%	790	925	(15%)	(12%)
	Corporate (consolidation)	(626)	(628)			(1,162)	(1,172)
EBIT	Group	640	371	73%		1,149	762	51%
	Power Products	244	111	120%		415	236	76%
	Power Systems	62	26	138%		110	65	69%
	Automation Products	262	202	30%		483	389	24%
	Process Automation	120	104	15%		238	197	21%
	Robotics	7	27	(74%)		8	51	(85%)
	Non-core activities	17	(7)	N/A		48	18	167%
	Corporate	(72)	(92)			(153)	(197)
EBIT margin (%)	Group	10.7%	6.5%			10.1%	7.1%
	Power Products	13.2%	7.0%			12.4%	8.0%
	Power Systems	6.0%	2.6%			5.4%	3.4%
	Automation Products	15.65	13.4%			15.0%	13.4%
	Process Automation	9.2%	7.9%			9.4%	8.0%
	Robotics	2.1%	6.4%			1.2%	7.0%

ABB Q2 2006 orders received and revenues by region

$ millions	Orders received		Change		Revenues		Change
	Q2 06	Q2 05	US$	Local	Q2 06	Q2 05	US$	Local
Europe	3,796	2,970	28%	25%	2,929	2,975	(2%)	(3%)
Americas	1,064	1,186	(10%)	(11%)	1,101	1,004	10%	9%
Asia	1,726	1,441	20%	21%	1,416	1,228	15%	17%
Middle East and Africa	693	532	30%	34%	555	489	13%	16%
Group total	7,279	6,129	19%	18%	6,001	5,696	5%	5%

Press Release                                                                                                                                               ABB

Appendix 1

Impact on on ABB’s consolidated financial statements following the Modified CE Plan of
Reorganization becoming effective

On April 21, 2006, the Modified CE Plan of Reorganization for Combustion Engineering (CE), a subsidiary of ABB in the U.S., became effective. Certain actions taken in connection with making the Plan effective resulted in changes to the company’s consolidated financial statements for the second quarter and six month period ended June 30, 2006. These changes are summarized below. For additional information, regarding the background of the Modified CE Plan of Organization and our asbestos obligations, please refer to ABB’s 2005 Annual Report on Form 20-F.

Balance sheet impacts

Prior to the effective date, ABB classified all asbestos obligations as current liabilities in Provisions and other in the company’s consolidated balance sheets. Following the effective date, asbestos obligations have been separately disclosed on the consolidated balance sheet consistent with their underlying maturities. Prior period amounts have been reclassified to Asbestos obligations to conform with the current presentation.

The 30,298,913 ABB shares reserved to cover part of ABB’s asbestos liabilities were contributed to the Combustion Engineering 524(g) Asbestos Personal Injury Trust (PI Trust) on April 20, 2006, and resulted in a reduction in the item Asbestos obligations by $407 million, the fair value of the shares on the date of contribution. This amount was offset by a corresponding increase in the item Capital stock and additional paid-in capital.

Following the effective date of the Plan, the company reclassified certain amounts of ABB promissory notes and other required asbestos contributions to non-current liabilities and discounted such amounts at ABB’s incremental borrowing rate. Specifically, approximately $355 million ($320 million on a discounted basis) of the $504 million of ABB promissory notes and other contributions were reclassified from current Asbestos obligations to non-current Asbestos obligations during the second quarter. Additionally, during the second quarter ABB made payments of approximately $17 million to the PI Trust. Following these payments, current Asbestos obligations related to the Plan as of June 30, 2006 amounted to approximately $132 million ($128 million on a discounted basis).

Also on April 20, 2006, CE contributed $236 million of assets, included in Receivables, net and Financing receivables, representing insurance receivable assets, including restricted cash received from insurance carriers under settlement agreements, to the PI Trust. On the same date, CE also transferred its remaining asbestos liabilities ($267 million) included in Asbestos obligations, and formally issued a $20-million convertible note (classified as non-current Asbestos obligations), secured by its Windsor, Connecticut real estate assets, to the PI Trust in accordance with the Plan.

The Company maintains additional obligations, classified as current Asbestos obligations, of approximately $89 million related primarily to the Lummus Plan and additional CE liabilities.

Income statement impacts

The total discount adjustment on the value of the ABB promissory notes described above and other required contributions resulted in non-cash income of approximately $45 million, which is reflected in the item Income (loss) from discontinued operations, net of tax in the company’s second quarter 2006 income statement. All future accretion of this discount will be classified as Interest and other finance expense in ABB’s consolidated financial statements consistent with maturities of the related obligations. Also included in the item Income (loss) from discontinued operations, net of tax for the second quarter is approximately $15 million of litigation and other costs related to the finalization of the CE Plan and our asbestos obligations.

In addition, the mark-to-market accounting treatment of the ABB CE Settlement Shares contributed to the PI Trust, for the period from the beginning of the second quarter until April 20, 2006, resulted in an expense of approximately $25 million ($114 million year-to-date) in the item Income (Ioss) from discontinued operations, net of tax in ABB’s consolidated income statement.

Press Release                                                                                                                                               ABB

Debt securities transactions in the second quarter

In May 2006, approximately 98 percent of the holders of ABB’s previously outstanding $968-million, 4.625-percent convertible bonds due in May 2007 accepted the company’s offer to convert the bonds. ABB then exercised its right under the terms of the bonds to call the remainder of those bonds. The conversion resulted in the issuance of approximately 105 million new ABB shares. Net costs of $43 million associated with the conversion were recorded in the consolidated income statement in Interest and other finance expense, net. Also as a result of the transaction, ABB’s total debt decreased by approximately $930 million and equity increased by the same amount.

ABB also completed a bond exchange offering to extend the maturity profile of its outstanding public debt. The offering related to its 9.S-percent €500-million bonds due 2008, and its 10-percent £200-million bonds due 2009. Following an aggregate 87-percent acceptance of the offer, ABB issued a new 4.625-percent €700-million bond due 2013. As a result, the principal remaining amount outstanding for the 2008 bonds is approximately €77 million, and approximately £20 million for the 2009 bonds.

Employee benefits funding

During the six months ended June 30, 2006 ABB made $310 million of contributions, including discretionary contributions of approximately $200 million, to its pension and other post-retirement benefit plans. The majority of the current year contributions have been made in the form of marketable securities. ABB may make additional discretionary pension contributions during the remainder of 2006.

Appendix II

Reconciliation of financial measures Q2 2006	Q2 06	Q2 05
$ million unless otherwise indicated
EBIT Margin
Earnings before interest and taxes	640	371
Revenues	6,001	5,696
EBIT Margin	10.7%	6.5%

Net margin:	367	126
Net income	6,001	5,696
Revenues	6.1%	2.2%
Net margin

	At June 30, 2006	At Mar. 31, 2006
Net debt:
Short-term debt and current maturities of long-term debt	176	168
Long-term debt	3,091	3,966
Total debt	3,267	4,134
Cash and equivalents	3,128	3,066
Marketable securities and short-term investments	441	641
Cash and marketable securities	3,569	3,707
Net debt (cash)	(302)	427

Gearing:
Total debt
Total debt	3,267	4,134
Total stockholders’ equity	5,380	3,834
Minority interest	336	376
Gearing	36%	50%

Press Release                                                                                                                                               ABB

EBIT margin and net margin are calculated by dividing EBIT and net income, respectively, by total revenues. Management believes EBIT margin and net margin are useful measures of profitability and uses them as performance targets.

Net debt is a financial measure that is calculated as our total debt less cash and equivalents less our marketable securities and short term investments.

Gearing is a financial measure that is calculated as our total debt divided by the sum of total debt plus total stockholders’ equity, including minority interest. Total debt used to calculate net debt and gearing equals long-term debt plus short-term debt and current maturities of long-term debt. Management believes net debt and gearing are helpful in analyzing leverage and it considers both measures in evaluating possible financing transactions.

Local currencies

The results of operations and financial position of many of ABB’s non-U.S. subsidiaries are recorded in the currencies of the countries in which those subsidiaries reside. The company refers to these as “local currencies.” However, ABB reports its operational and financial results in U.S. dollars. Differences in our results in local currencies as compared to U.S. dollars are caused exclusively by changes in currency exchange rates.

Segment reporting

As disclosed in our 2005 Annual Report on Form 20-F, beginning in the first quarter of 2006, ABB modified its reporting from two primary reportable segments to five primary reportable segments due to organizational changes to strengthen the Company’s focus on customer relationships and growth. Therefore the segment disclosures for 2005 have been reclassified to conform to the current presentation.

Press Release                                                                                                                                               ABB

ABB Ltd Consolidated Income Statements

	Six months ended		Three months ended
	June 30,	June 30,	June 30,	June 30,
$ million, except share data (unaudited)	2006	2005	2006	2005
Sales of products	$9,747	$9,125	$5,176	$4.837
Sales of services	1,674	1,631	825	859
Total revenues	11,421	10,756	6,001	5,696
Cost of products	(7,113)	(6,942)	(3,754)	(3,717)
Cost of services	(1,139)	(1,121)	(562)	(588)
Total cost of sales	(8,252)	(8,063)	(4,316)	(4,305)
Gross profit	3,169	2,693	1,685	1,391
Selling, general & administrative expenses	(2,102)	(1,976)	(1,105)	(1,014)
Other income (expense) net	82	45	60	(6)
Earnings before interest and taxes	1,149	762	640	371
Interest and dividend income	83	80	49	45
Interest and other finance expense	(181)	(218)	(113)	(141)
Income from continuing operations before taxes and minority interest	1,051	624	576	275
Provision for taxes	(320)	(220)	(170)	(103)
Minority interest	(80)	(48)	(49)	(28)
Income from continuing operations	651	356	357	144
Income (loss) from discontinued operations, net of tax	(80)	(31)	10	(18)
Net income	$571	$325	$367	$126

Basic earnings per share
Income from continuing operations	$0.31	$0.18	$0.17	$0.07
Income (loss) from discontinued operations, net of tax	(0.04)	(0.02)	—	(0.01)
Net income	$0.27	$0.16	$0.17	0.06
Average basic shares (in millions)	2,080	2,028	2,124	2,028

Diluted earnings per share
Income from continuing operations	$0.30	$0.17	$0.16	0.07
Income (loss) from discontinued operations, net of tax	(0.03)	(0.01)	0.01	(0.01)
Net income	$0.27	$0.16	$0.17	$0.06
Average diluted shares (in millions)	2,199	2,134	2,243	2,136

Press Release	ABB

ABB Ltd Consolidated Balance Ssheets

	June 30,	December 31,
$ millions, (unaudited)	2006	2005

Cash and equivalents	$3,128	$3,226
Marketable securities & short-term investments	441	368
Receivables, net	6,930	6,515
Inventories, net	3,810	3,074
Prepaid expenses	230	251
Deferred taxes	507	473
Other current assets	252	189
Assets held for sale and in discontinued operations	34	52
Total current assets	15,332	14,148

Financing receivables	587	645
Property, plant and equipment, net	2,690	2,565
Goodwill	2,542	2,479
Other intangible assets, net	335	349
Prepaid pension and other employee benefits	631	605
Investments in equity method companies	622	618
Deferred taxes	619	628
Other non-current assets	181	239
Total assets	$23,539	$22,276

Accounts payable, trade	$3,740	$3,321
Accounts payable, other	1,214	1,172
Short-term debt and current maturities of long-term debt	176	169
Advances from customers	1,247	1,005
Deferred taxes	225	187
Provisions and other	2,683	2,641
Accrued expenses	1,835	1,909
Asbestos obligations	217	1,128
Liabilities held for sale and in discontinued operations	63	74
Total current liabilities	11,400	11,606

Long-term debt	3,091	3,933
Pension and other employee benefits	1,107	1,233
Deferred taxes	776	692
Asbestos obligations	340	—
Other liabilities	1,109	988
Total liabilities	17,823	18,452

Minority interest	336	341
Stockholders’ equity:
Capital stock and additional paid-in capital	4,451	3,121
Retained earnings	2,828	2,460
Accumulated other comprehensive loss	(1,794)	(1,962)
Less: Treasury stock, at cost (8,882,835 and 11,531,106 shares at June 30, 2006 and December 31, 2005)	(105)	(136)
Total stockholders’ equity	5,380	3,483
Total liabilities and stockholder’s equity	$23,539	$22,276

Press Release	ABB

ABB Ltd Consolidated Statements of Cash Flows

	Six months ended		Three months ended
	June 30,	June 30,	June 30,	June 30,
$ millions (unaudited)	2006	2005	2006	2005

Operating activities	$571	$325	$367	$126
Net income
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	274	287	139	145
Provisions	109	61	(57)	102
Pension and postretirement benefits	8	39	(10)	24
Deferred taxes	73	30	25	(1)
Net gain from sale of property, plant and equipment	46	(34)	(37)	(16)
Income from equity accounted companies	44	(53)	(20)	(20)
Minority interest	79	48	48	28
Other	3	69	77	39
Changes in operating assets and liabilities:
Trade receivables	(252)	(309)	(177)	(295)
Inventories	(476)	(537)	(108)	(196)
Trade payables	215	85	80	149
Other assets and liabilities, net	(122)	(53)	10	83
Net cash provided by (used in) operating activities	376	(42)	337	168

Investing Activities
Changes in financing receivables	27	109	20	54
Purchases of marketable securities and short-term investments (other than trading)	(1,919)	(828)	(676)	(114)
Purchases of property, plant and equipment and intangible assets	(212)	(180)	(123)	(101)
Acquisition of businesses (net of cash acquired)	—	(13)	—	(6)
Proceeds from sales of marketable securities and short-term investments (other than trading)	1,826	937	798	742
Proceeds from sales of property, plant and equipment	60	32	46	10
Proceeds from sales of businesses (net of cash disposed)	22	(43)	9	(7)
Net cash provided by (used in) investing activities	(196)	14	74	578

Financing Activities
Changes in borrowings with maturities of 90 days or less	40	40	17	39
Increases in borrowings	66	80	49	8
Repayment of borrowings	(80)	(330)	(42)	(72)
Payments made upon bond conversion	(72)	—	(72)	—
Payments made upon bond exchange	(114)	—	(114)	—
Payment of dividends	(203)	—	(203)	—
Other	(48)	(24)	(71)	(43)
Net cash used in financing activities	(411)	(234)	(436)	(68)

Effects of exchange rate changes on cash and equivalents	133	(226)	87	(93)
Adjustment for the net change in cash and equivalents in assets held for sale and in discontinued operations	—	(3)	—	(14)
Net change in cash and equivalents - continuing operations	(98)	(491)	62	571

Cash and equivalents beginning of period	3,226	3,676	3,066	2,614
Cash and equivalents end of period	$3,128	$3,185	$3,128	$3,185

Interest paid	$136	$155	$68	$83
Taxes paid	$272	$145	$143	$26

Press Release	ABB

ABB Ltd Consolidated Statements of Changes in Stockholders’ Equity

			Accumulated other comprehensive loss
$ millions (unaudited)	Capital stock and additional pain-in capital	Retained earnings	Foreign current translation adjustment	Unrealized gain (loss) on avaliable for-sale securites	Minimum pension liability adjustment	Unrealized gain (loss) of cash flow hedge derivatives	Total accumulated other comprehensive loss	Treasury stock	Total stockholders’ equity
Balance at January 1, 2005	$3,083	$1,725	$(1,708)	$12	$(206)	$56	$(1,846)	$(138)	$2,824
Comprehensive income:
Net income		325							325
Foreign currency translation adjustments			$(51)				$(51)		(51)
Effect of change in fair value of available-for-sale securities, net of tax				—			—		—
Minimum pension liability adjustments, net of tax					23		23		23
Change in derivatives qualifying as cash flow hedges, net of tax						(75)	(75)		(75)
Total comprehensive income									222
Balance at June 30, 2005	$3,083	$2,050	$(1,759)	$12	$(183)	$(19)	$(1,949)	$(138)	$3,046

Balance at January 1, 2006	$3,121	$2,460	$(1,756)	$1	$(214)	$7	$(1,962)	$(136)	$3,483
Comprehensive income:
Net income		571							571
Foreign currency translation adjustments			88				88		88
Effect of change in fair value of available-for-sale securities, net of tax				(6)			(6)		(6)
Minimum pension liability adjustments, net of tax					(16)		(16)		(16)
Change in derivatives qualifying as cash flow hedges, net of tax						102	102		102
Total comprehensive income									739
Shares issued to Asbestos PI Trust (CE Settlement Shares)	407								407
Payment of dividends		(203)							(203)
Conversion of convertible bonds	903							25	928
Employee incentive plans	1							6	7
Call options	19								19
Balance at June 30, 2006	$4,451	$2,828	$(1,668)	$(5)	$(230)	$109	$(1,794)	$(105)	$5,380

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABB LTD

Date: July 28, 2006	By:	/s/ Francois Champagne
	Name:	Francois Champagne
	Title:	Group Vice President and
Senior Counsel

	By:	/s/ Richard A. Brown
	Name:	Richard A. Brown
	Title:	Group Vice President and
Assistant General Counsel